UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41448

Gorilla Technology Group Inc.

(Translation of registrant’s name into English)

64 North Row

London, United Kingdom W1K 7DA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Explanatory Note

On July 17, 2026, Gorilla Technology Group Inc., a Cayman Islands exempted company (the “Company”), issued $125,000,000 aggregate principal amount of the Company’s 7.50% Senior Unsecured Convertible Notes, Series B due 2031 (the “Notes”). In connection with the issuance of Notes, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the purchasers of the Notes, which was filed as Exhibit 99.6 of the Company’s Report of Foreign Private Issuer on Form 6-K on July 17, 2026. Capitalized terms used and not defined herein shall have the meaning set forth in the Registration Rights Agreement. This Report of Foreign Private Issuer on Form 6-K (the “6-K”) is addressed to current holders of the Notes (“Holders”).

On August 12, 2026, a Registration Statement was filed. On August 14, 2026, the Commission notified the Company that there will not be a “review” of the Registration Statement. On August 15, 2026, the Company distributed a draft of a Prospectus supplement relating to the Registration Statement to all known Holders. If you did not receive any such email, the Company does not know that you are a Holder (or does not have your correct contact information). Please identify yourself via email at the email addresses set forth in Annex B of the Registration Rights Agreement. The Company intends to have the Registration Statement declared effective on August 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gorilla Technology Group Inc.

Date: August 17, 2026	By:	/s/ Jayesh Chandan
	Name:	Jayesh Chandan
	Title:	Chief Executive Officer (Principal Executive Officer)

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